Exhibit 12.1
New River Pharmaceuticals Inc.
Computation of Ratio of Earnings to Fixed Charges
(UNAUDITED)

	Fiscal Year End					Nine Months Ended
(in thousands)	January 1, 2006	January 2, 2005	December 28, 2003	December 29, 2002	December 30, 2001	October 1, 2006	October 2, 2005

Earnings available for fixed chargers:

Income (loss) from continuing operations before Fixed Charges	$(29,866)	$(14,335)	$(4,817)	$(4,829)	$(8,930)	$(10,148)	$(22,128)

Fixed charges included in income:
Fixed Charges	$92	$81	$48	$90	$161	$1,065	$69
Total Earnings available for fixed charges	$(29,774)	$(14,254)	$(4,769)	$(4,739)	$(8,769)	$(9,083)	$(22,059)

Fixed Charges:

Interest Expense	$5	$11	$13	$59	$132	$996	$3
Portion of rental expense representative of interest factor	87	70	35	31	29	69	66
Total fixed charges	$92	$81	$48	$90	$161	$1,065	$69

Ratio of earnings to fixed charges	(324)	(176)	(99)	(53)	(54)	(9)	(320)

Deficiency	$(29,866)	$(14,335)	$(4,817)	$(4,829)	$(8,930)	$(10,148)	$(22,128)